UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Shares

(Title of Class of Securities)

4455421030

(CUSIP Number)

Lawrence H. Guffey

The Blackstone Group

40 Berkeley Square

London W1J 5AL, U.K.

+44 20 7451 4000

Copy To:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU, U.K.

+44 20 7275 6500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Names of Reporting Persons. Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note:  This Amendment No. 6 amends and supplements the Schedule 13D filed on January 25, 2006, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (the “Schedule 13D”), by Nordic Telephone Company ApS (“NTC”) and the other joint filing persons as described therein and is being filed solely to report the effect of the previously announced retirement of Peter G. Peterson from The Blackstone Group L.P.  None of the information in the Schedule 13D with respect to any other Reporting Person is amended by this document.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms used but not otherwise defined in this document have the meanings ascribed to them in the Schedule 13D.

Neither the filing of this Amendment No. 6 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of Hungarian Telephone and Cable Corp. (the “Issuer”) referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

(1) By deleting the paragraph entitled “3. Blackstone Reporting Persons” and inserting the following:

3. Blackstone Reporting Persons

(a)-(c) The principal business address of the Blackstone Reporting Persons is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154, U.S. The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA and BCMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Funds. The principal business of Blackstone LR and Blackstone FI consists of performing the functions of, and serving as, the sole general partner of BMA and BCMA, respectively. Messrs. Robert L. Friedman, John A. Magliano, Michael A. Puglisi and Stephen A. Schwarzman are directors of Blackstone LR and Blackstone FI. The principal business address of Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman is 345 Park Avenue, New York, NY 10154, U.S. The principal occupation of Messrs. Robert L. Friedman, John A. Magliano, Michael A. Puglisi and Stephen A. Schwarzman is serving as an executive of The Blackstone Group L.P.  Mr. Peter G. Peterson retired from serving as an executive of The Blackstone Group L.P. as of December 31, 2008 and effective as of that date he also ceased to be a director of Blackstone LR and Blackstone FI.

(d)-(e) None of the Blackstone Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 3 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Blackstone Reporting Persons, nor to the best of their knowledge, the individuals named in Section 3 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

(f) The Blackstone Funds, BMA and BCMA are exempted limited partnerships organized under the laws of the Cayman Islands with their registered offices in the Cayman Islands. Blackstone LR is a limited duration company organized under the laws of the Cayman Islands. Blackstone FI is an exempted limited duration company organized under the laws of the Cayman Islands. Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman are citizens of the United States.

(2) By deleting the paragraph entitled “7. Peter G. Peterson” and inserting the following:

7. Peter G. Peterson

 (a)-(c), (f) Mr. Peter G. Peterson’s business address, principal occupation and citizenship is as stated in Section 3 of this Item 2.  Following the filing of the amendment of the Schedule 13D which incorporates this language, Mr. Peter G. Peterson will no longer be a Reporting Person.

(d)-(e) Mr. Peter G. Peterson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

Item 5.    Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and supplemented by deleting the seventh paragraph thereof and inserting the following:

BMA and BCMA are the general partners of the Blackstone Funds and have indirect power, together with other Reporting Persons, to direct the voting and disposition of the HTCC Shares held by TDC. Blackstone LR and Blackstone FI are the general partners of BMA and BCMA, respectively, and will have indirect power, together with other Reporting Persons, to direct the voting and disposition of the HTCC Shares held by TDC.  Stephen A. Schwarzman is the controlling stockholder of Blackstone LR and Blackstone FI and will have indirect power, together with other Reporting Persons, to direct the voting and disposition of the HTCC Shares held by TDC. The Blackstone Funds, as indirect owners of the Purchaser, BMA and BCMA as general partners of the Blackstone Funds, and Stephen A. Schwarzman, as controlling stockholder of Blackstone LR and Blackstone FI, may be deemed to beneficially own the HTCC Shares beneficially owned by TDC. The Blackstone Funds, BMA, BCMA, Blackstone LR, Blackstone FI and Stephen A. Schwarzman disclaim beneficial ownership of such HTCC Shares.  In connection with his retirement from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date Peter G. Peterson ceased to be a controlling stockholder of Blackstone LR and Blackstone FI and therefore no longer may deemed to beneficially own the HTCC Shares beneficially owned by TDC.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by deleting Item 5(e) and inserting the following:

(e)   As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of HTCC Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date
/s/ PETER G. PETERSON
Signature
Peter G. Peterson
Name/Title